Mail Stop 4561

November 26, 2008

Mr. John J. Hayes
Chief Executive Officer and President
Sunair Services Corporation
595 South Federal Highway
Suite 500
Boca Raton, FL 33432

> **Re: Sunair Services Corporation**
> **Form 10-K for the year ended September 30, 2007**
> **Filed 01/15/08**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Filed 05/15/08**
> **File No. 001-04334**

Dear Mr. Hayes:

We have reviewed your response letter dated October 24, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2007

Note 1 – Business Activity and Summary of Significant Accounting Policies, page 34

1.   We note your response to comment 1; however, we continue to question the timing of your revenue recognition related to your baiting services. As previously disclosed to us in your response letter dated July 25, 2008, the initial year of

service includes the installation of the system at the inception of the contract. Since the renewal year does not require installation, please further explain to us why you believe that it is appropriate to recognize 40% of revenue from a renewal at the beginning of the contract period rather than recognizing the renewal revenue on a straight-line basis over the contract period.

2.   In future filings please expand the disclosure of your revenue recognition policies for each type of service as detailed to us in your responses.

Form 10-Q for the quarter ended March 31, 2008

3.   We note your response to comment 2. You state that you are currently performing your annual goodwill impairment test for the year ended September 30, 2008. Based on your disclosure on page 22 of your Form 10-K for the year ended September 30, 2007, you use multiple valuation methodologies in your goodwill impairment tests; in addition to the income approach, you also use the similar transactions method of the market approach. Please tell us the results of both of these valuation methods as of September 30, 2008, the weight given to each approach, and your basis for the weighting. Furthermore, please tell us what consideration you have given to your company's market capitalization which has been and continues to be significantly below your book value.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please key your responses to our comments and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant